

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 10, 2012

Via Email
Mr. Ziv Shoshani
Chief Executive Officer
Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

> **Re:** **Vishay Precision Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 24, 2011**
> **File No. 001-34679**

Dear Mr. Shoshani:

We have reviewed your response dated December 28, 2011 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

-Index to Combined and Consolidated Financial Statements, page F-1

Note 15. Segment and Geographic Data, page F-45

1. We note your response to prior comment 2 and that you aggregate four operating segments into two reporting segments. We further note from your response that your CODM evaluates the performance of its <u>operating segments and reporting segments</u>

based upon discrete financial information, specifically variable margin and revenues. We finally note from your disclosure on page F-45 of your Form 10-K that you evaluate the performance of your <u>reportable segments</u> based upon revenues, gross margin, and operating income exclusive of certain items. Giving consideration to paragraph 280-10-50-11 of the FASB Accounting Standards Codification, please address the following comments:

- Please explain to us why your CODM utilizes different performance measures to evaluate operating segment performance and reportable segment performance. Within your discussion, please clarify to us the performance measures that your CODM utilizes at the operating segment level versus the reportable segment level and your underlying basis for utilizing different performance measures, to the extent applicable.

- Please explain to us why you did not disclose variable margin, which appears to be your measure of profit or loss, for each of your reportable segments pursuant to paragraph 280-10-50-22 of the FASB Accounting Standards Codification.

- Please provide us with additional quantitative analysis that demonstrates that your four operating segments have similar economic characteristics and can be aggregated into two reportable segments utilizing the other performance measures outlined in your response and disclosures such as revenue, gross margin, and operating income exclusive of certain items.

- Please explain to us in more detail why you believe that a difference of less than a certain threshold percentage as outlined in your response is a reasonable benchmark for determining that your operating segments are economically similar and can be aggregated.

- In order to assist us in evaluating your segment presentation, please provide us with a sample of the reporting package that you provide to your CODM.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief